Filed Pursuant To Rule 433

Registration No. 333-180974

April 22, 2013

Transcript of David Mazza of State Street Global Interview

Bloomberg Television’s Street Smart

April 17, 2013

Adam Johnson, Co-Anchor: Well, gold has been the story of the month. John Paulson has lost $1 billion on the bet; central banks have lost a whole lot more, $560 billion worldwide, according to data compiled by Bloomberg. Retail investors, they’re having trouble as well. They’ve been pulling out $11.2 billion from the various gold ETFs this year and putting $21 billion into equity funds, selling gold to buy stocks; unfortunately, neither is working out particularly well. Our guest right now is the head of the largest and oldest gold ETF, the GLD. He’s David Mazza, principal at State Street Bank & Trust.

Not an easy time to be a gold investor, David. How are you dealing with this right now, these?

David Mazza, Principal, State Street Bank & Trust: We’ve seen a significant amount of outflows in the gold product, as you mentioned; however, one of the things we have seen is an increase in trading volume over the past few days.

Johnson: Yeah, but, more volume on the way down is not what you want to see, is it?

Mazza: Not necessarily; however, GLD has continued to serve as the forum for investors to express a view on whether or not they believe the price of gold is going up or going down.

Johnson: And the shares outstanding, what, down about 15 percent year-to-date? Which is just simply a function of the fact that retail investors have been selling. Does that complicate the way you manage the holdings, the fund, the swaps, anything behind the scenes that investors might not see?

Mazza: One of the benefits of GLD is that it holds only gold bullion. And so even as the fund has seen outflows, this year we’ve been able to provide the expectations of return that investors have had of tracking the price of gold bullion less the funds expenses.

Johnson: Yeah, right, because so many other funds have to track swaps or they express the view…

Mazza: Or futures.

Johnson: Yeah, like the UNG for nat. gas, obviously, was lagging for that very reason. So what happens? Walk us through the past couple of days—gold down a couple hundred bucks. What happens behind the scenes? Do you actually go out and sell gold bullion?

Mazza: It’s very interesting. So behind the scenes is that gold held in GLD is in a vault in London. And so, if someone is redeeming shares of gold through the market-making community, the gold is actually moved within the bullion bank.

Johnson: Physically?

Mazza: It’s physically moved, correct.

Johnson: A guy or gal, presumably with a forklift, that comes in and moves the actual bars?

Mazza: Yes.

Johnson: And for every $1 of GLD, is there a $1 of bullion? Is it a 1-for-1?

Mazza: Exactly. It’s 100 percent allocated gold behind it.

Johnson: And was that decision made on purpose because you wanted to be truly able to track the price of gold?

Mazza: That’s correct. We want to provide the most precise ability to track gold in a liquid cost-effective fashion.

Johnson: So, obviously, you make money because people are effectively paying a very small fee every time they transact in the GLD. What is that fee?

Mazza: The fee for gold is 40 basis points for GLD.

Johnson: And does that happen both on the way in and the way out, so it’s a total of 80 basis points, or eight-tenths of a percent?

Mazza: No, it’s set up as an expense ratio, similar to a traditional mutual fund.

Johnson: So, if you’re long for a whole year, effectively, you’re out 40 basis points; if you’re only long for, call it a month, then it’s just a fraction of that?

Mazza: That’s a component of it and then you would pay your traditional brokerage cost in order to transact on the way either on the way in or the way out.

Johnson: And as volume has increased, even with gold falling, what does that do for your P&L? Does it affect it?

Mazza: Certainly that component of GLD is a significant portion of our business; however, it’s not depended upon necessarily if people are transacting in gold, either in or out.

Trish Regan, Co-Anchor: What do you say to the critics who say, “You know what, gold, it’s really not worth looking at or buying because there is no real value, no intrinsic value to it”? Do you defend gold? Do you take a position in that sense?

Mazza: Gold is an asset class that throughout the ages has had to defend itself to critics and questions of that nature. But what I would say is that over the long run, gold has served as a store of value and a medium of exchange for thousands of years.

Johnson: So it stood the test of time?

Mazza: That is correct.

Johnson: Unlike contemporary art or wine, Trish.

Regan: [Laughs] All right. Thanks so much. Great to have you here.

Mazza: Happy to be here.

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.